UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE E.W. SCRIPPS COMPANY

(Exact name of registrant as specified in its charter)

Ohio	31-1223339
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

312 Walnut Street

Cincinnati, Ohio 45202

(Address of principal executive offices) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Class A Common Shares	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

On November 25, 2025, the board of directors (the “Board of Directors”) of The E.W. Scripps Company (the “Company”) declared a dividend of one right (a “Right”) for each outstanding Class A Common share, par value $0.01 per share, of the Company (the “Class A Common Shares”) and each outstanding Common Voting Share (the “Common Voting Shares”). The dividend is payable on December 8, 2025 to stockholders of record as of the close of business on that date (the “Record Date”).

Each Right, once exercisable, entitles the registered holder of (a) Class A Common Shares to purchase from the Company one (1) Class A Common Share and (b) Common Voting Shares to purchase from the Company one (1) Common Voting Share (subject to adjustment), at a price of $2.19, subject to certain adjustments (the “Exercise Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 26, 2025 (as it may be amended from time to time, the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”).

The following description of the Rights is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Distribution and Exercise of Rights; Distribution Date and Expiration Date

Subject to the terms and conditions of the Rights Agreement, the Rights will be issued in respect of all Class A Common Shares and Common Voting Shares, as applicable, outstanding on the Record Date, and in respect of all Class A Common Shares and Common Voting Shares issued after the Record Date and prior to the earliest to occur of the Distribution Date (as defined below) and the Expiration Date (as defined below). In addition, following the Distribution Date and prior to the Expiration Date, the Company may issue Rights in respect of any voting shares of the Company issued or sold pursuant to any of the following, to the extent already existing or outstanding prior to the Distribution Date: the exercise of stock options, under any employee plan or arrangement, upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company or pursuant to contractual obligations of the Company.

The Rights are not exercisable until the Distribution Date and will expire upon the close of business on the earliest to occur of: (i) November 26, 2026, (ii) the date on which the rights are redeemed or exchanged by the Board of Directors in accordance with the Rights Agreement or (iii) the date of the Company’s 2026 annual meeting of stockholders if requisite stockholder approval of the Rights Agreement is not obtained at such meeting (such date, the “Expiration Date”).

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Class A Common Shares and Common Voting Shares and become exercisable upon the close of business on the day (the “Distribution Date”) which is the earlier to occur of (i) the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons (subject to certain exceptions set forth in the Rights Agreement) has acquired beneficial ownership of 10% or more of the outstanding Class A Common Shares of the Company (an “Acquiring Person”) and (ii) the tenth (10th) business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement of, or the first public announcement of the intention to commence, by any person (other than an Exempt Person, as defined in the Rights Agreement) a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an Acquiring Person. For purposes of calculating beneficial ownership under the Rights Agreement, certain synthetic interests in securities created by derivative positions are treated as beneficial ownership of the number of Class A Common Shares equivalent to the economic exposure created by the derivative security.

Transfer of Rights prior to the Distribution Date; Right Certificates

Prior to the Distribution Date, the Rights will not be represented by a separate certificate, and will be evidenced by the certificate or book-entry account, as applicable, representing record ownership of the associated Class A Common Shares or Common Voting Shares, as applicable. Until the earlier of the Distribution Date and the Expiration Date, any new Class A Common Share certificate (the “Share Certificates”) or Common Voting Share certificates (the “Voting Share Certificates”) issued after the Record Date will, in each case, contain a legend incorporating the Rights Agreement by reference. Notice of such legend will also be provided to holders of any new uncertificated Class A Common Shares or Common Voting Shares, as applicable.

The Rights Agreement provides that, prior to the Distribution Date (or the earlier occurrence of the Expiration Date), the Rights will be transferrable only together with the transfer of the Class A Common Shares and the Common Voting Shares. During such period, the surrender for transfer of any Share Certificates or Voting Share Certificates, as applicable (or the effectuation of a book-entry transfer of Class A Common Shares or Common Voting Shares, as applicable) will also constitute the transfer of the Rights associated with such Class A Common Shares or Common Voting Shares, as applicable, represented thereby.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Class A Common Shares and Common Voting Shares, as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date. The Company and the Rights Agent may from time to time amend the Rights Agreement to provide for uncertificated Rights in addition to or in place of Rights evidenced by Rights Certificates.

Class A Common Shares and Common Voting Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will have become null and void) will entitle the holder to purchase, upon payment of the Exercise Price, one (1) Class A Common Share or Common Voting Share, as applicable (subject to certain anti-dilution adjustments set forth in the Rights Agreement and described below).

Anti-Dilution

The Exercise Price, the number of outstanding Rights and the number of Class A Common Shares or Common Voting Shares, as applicable, issuable upon exercise of the Rights are subject to certain adjustments from time to time to prevent dilution in the event of a stock dividend on, stock split affecting or a subdivision or combination of, or a reclassification of, the Class A Common Shares or Common Voting Shares, as applicable, or if a person or group becomes an Acquiring Person. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment, upward or downward, of at least 1% in such Exercise Price.

Consequences of a Person or Group Becoming an Acquiring Person

Flip-In Trigger. In the event that a person or group becomes an Acquiring Person, each Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will have become null and void), will thereafter entitle the holder to purchase (in lieu of acquiring one (1) Class A Common Share or Common Voting Share, as applicable), upon payment of the Exercise Price, a number of Class A Common Shares or Common Voting Shares having a fair market value (determined pursuant to the Rights Agreement) equal to approximately two (2) times the Exercise Price in accordance with the terms of the Rights Agreement.

Flip-Over Trigger. In the event that, after the time that a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination (in which any Class A Common Shares or Common Voting Shares are changed into or exchanged for other securities or assets) or more than fifty percent (50%) of the consolidated assets or earning power of the Company and its subsidiaries are sold, proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will have become null and void) will thereafter have the right to receive, upon exercise of the Right, that number of shares of common stock of the Principal Party (as such term is defined in the Rights Agreement) having a fair market value at the time of such transaction determined in accordance with the Rights Agreement equal to approximately two (2) times the Exercise Price.

Exchange of Rights. At any time after any person or group becomes an Acquiring Person (but prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Class A Common Shares), the Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become null and void), in whole or in part, at an exchange ratio of one (1) Class A Common Share or Common Voting Share, as applicable, for each Right (subject to adjustment to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement) in accordance with the Rights Agreement.

Redemption of Rights

The Rights are redeemable by the Board of Directors (in its sole discretion) at any time prior to a person or group becoming an Acquiring Person. The Board of Directors must redeem all outstanding Rights, at a redemption price of $0.001 per Right, subject to adjustment for stock dividends, subdivisions, splits, combinations or consolidations with respect to the Class A Common Shares or Common Voting Shares, as applicable (the “Redemption Price”) payable, at the option of the Company, in cash, Class A Common Shares or Common Voting Shares, as applicable. The right to exercise the Rights will terminate immediately upon the effective time of the redemption, and thereafter the only right of the holders of Rights will be to receive the Redemption Price.

No Rights of Holders as a Stockholder

Until a Right is exercised, the holder, in their capacity as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or to be deemed (or have the rights of a) holder of Class A Common Shares, Common Voting Shares or other securities that may at any time be issuable upon exercise thereof.

Amendments

For as long as the Rights are then redeemable, the Company may amend the Rights Agreement in any manner without the approval of any holders of the Rights. After the Rights are no longer redeemable, the Company may amend the Rights Agreement (other than the Redemption Price or in a manner that would cause the Rights to again become redeemable) without the approval of any holders of the Rights so long as amendment does not materially adversely affect the interests of the holders of Rights (other than an Acquiring Person or any other person in whose hands Rights have become null and in accordance with the Rights Agreement).

Item 2.	Exhibits.

4.1	Rights Agreement, dated as of November 26, 2025, by and between The E.W. Scripps Company and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by The E.W. Scripps Company on November 26, 2025)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE E.W. SCRIPPS COMPANY

By:	/s/ Daniel W. Perschke
Name: Daniel W. Perschke Title: Senior Vice President, Controller (Principal Accounting Officer)

Date: November 26, 2025